paragon

RECEIVED
2006 DEC 12 A 9:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

06019099

01 December 2006

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th November 2006.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

John G Gemmell
Group Company Secretary

Enc

INVESTOR IN PEOPLE

finance for people

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

RECEIVED
2006 DEC 12 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Appointment of Non-Executive Director	08 November 2006	08 November 2006	LR9.6.11
2.	Regulatory Announcement – Director Declaration	10 November 2006	14 November 2006	LR9.6.13
3.	Regulatory Announcement – Holding(s) in Company	17 November 2006	20 November 2006	LR9.6.7
4.	Regulatory Announcement – Final Results	22 November 2006	22 November 2006	LR9.7.1 / LR9.7.2
5.	Regulatory Announcement – Holding(s) in Company	27 November 2006	28 November 2006	LR9.6.7
6.	Regulatory Announcement – Blocklisting Interim Review	27 November 2006	27 November 2006	LR3.5.6
7.	Regulatory Announcement – Holding(s) in Company	27 November 2006	28 November 2006	LR9.6.7

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
8.	Form 88(2) Return of Allotments of Shares	08 November 2006	08 December 2006	CA85 S.88
9.	Form 88(2) Return of Allotments of Shares	30 November 2006	30 December 2006	CA85 S.88

Regulatory Announcement

Go to market news section

RECEIVED
2006 DEC 12 A 9:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Directorate Change
Released	13:31 08-Nov-06
Number	7553L

RNS Number:7553L
Paragon Group Of Companies PLC
08 November 2006

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The directors of The Paragon Group of Companies PLC are pleased to announce that Terry Eccles, currently Vice Chairman of JPMorgan Cazenove, has agreed to join the Board of Directors on 1 February 2007.

Terry Eccles was appointed Vice Chairman of JPMorgan Cazenove when the company was created in 2005. Since joining the JPMorgan Group in 1970 he has held a wide range of roles in London, New York and Hong Kong. Since 1986 he has been involved with the development of the firm's financial institutions business, becoming its head and then chairman. He has advised on many of the more significant transactions in the financial services industry.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Declaration
Released	12:55 10-Nov-06
Number	9020L

RNS Number:9020L
Paragon Group Of Companies PLC
10 November 2006

The following information is disclosed further to the announcement of the appointment of Mr Terence Eccles as a non-executive director of The Paragon Group of Companies PLC with effect from 1 February 2007, in compliance with the UKLA rules governing the appointment of directors.

There were no matters under paragraph 9.6.13 of the Listing Rules to be disclosed.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:08 17-Nov-06
Number	2973M

RNS Number:2973M
Paragon Group Of Companies PLC
17 November 2006

HOLDING IN COMPANY

We have today received notification from Aviva plc to advise that they and their subsidiaries now hold 5,446,197 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 4.69% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Final Results
Released	07:00 22-Nov-06
Number	4834M

RNS Number:4834M
Paragon Group Of Companies PLC
22 November 2006

Under embargo until Stock Exchange announcement: 7am, Wednesday 22 November 2006

STRONG GROWTH AT PARAGON

The Paragon Group of Companies PLC ("Paragon"), one of the UK's largest specialist lenders offering buy-to-let mortgages and consumer finance, today announces its Preliminary Results for the year ended 30 September 2006.

Highlights include:

- Profit before tax increased by 15.3% on a statutory basis to £82.8 million (2005: £71.8 million) and by 15.5% on a proforma basis (2005 proforma*: £71.7 million)
- Earnings per share increased by 25.2% on a statutory basis to 61.2p (2005: 48.9p) and by 25.4% on a proforma basis (2005 proforma*: 48.8p)
- Dividend per share up 34.9% to 17.0p (2005: 12.6p)
- Loan advances increased by 68.5% to £3,412.6 million (2005: £2,025.6 million)
- Buy-to-let loan advances up 82.2% to £3,038.3 million (2005: £1,667.8 million)
- Loan assets increased by 29.1% on a statutory basis to £8,426.6 million (2005: £6,528.7 million) and by 31.0% on a proforma basis (2005 proforma* £6,431.1 million)
- Mortgage pipeline significantly ahead of last year; strong start to new financial year
- Pension scheme deficit eliminated

* For all references to proforma numbers see note 10

Commenting on the results, Jonathan Perry, Chairman of Paragon, said:

"The success of the Group in developing its buy-to-let mortgage businesses, Paragon Mortgages and Mortgage Trust, is evident in the increase in Paragon's share of the buy-to-let market and the strong business flows towards the end of the year, and beyond, have ensured a sound start to the current financial year. We are extremely well placed competitively and see opportunities in this sector for many years to come."

For further information, please contact:

The Paragon Group of Companies PLC   The Wriglesworth Consultancy

Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

Mark Baker
Tel: 020 7845 7900
Mobile: 07980 635 243

CHAIRMAN'S STATEMENT

The year to 30 September 2006 has been another successful period for the Group, with profits, earnings, business volumes and loan assets all growing strongly. The Group has increased its market share within the buy-to-let sector, further strengthening its position as a top lender to private sector landlords.

During the year, profit on ordinary activities before taxation increased by 15.3% on a statutory basis to £82.8 million from £71.8 million in the previous year and by 15.5% from £71.7 million on a proforma basis (see below). Earnings per share increased by 25.4% on a proforma basis to 61.2p (2005: 48.8p) and by 25.2% on a statutory basis from 48.9p.

Total advances by the Group increased by 68.5% to £3,412.6 million (2005: £2,025.6 million), of which £3,038.3 million were buy-to-let advances, an increase of 82.2% over the year. Total loan assets at 30 September 2006 increased by 29.1% to £8,426.6 million from £6,528.7 million at 30 September 2005 on a statutory basis and by 31.0% to £6,431.1 million on a proforma basis.

The Board has declared an increased final dividend of 10.1p per share which, when added to the interim dividend of 6.9p paid on 31 July 2006, gives a total dividend of 17.0p per share for the year, an increase of 34.9% over last year. Subject to approval at the Annual General Meeting on 8 February 2007, the dividend will be paid on 12 February 2007, by reference to a record date of 12 January 2007.

In adopting International Financial Reporting Standards ("IFRS") for the first time, the Group has not applied IAS 32 and IAS 39 in compiling the statutory comparative figures for the year ended 30 September 2005 shown in this report. In order to aid comparison of the 2006 and 2005 results, additional proforma information has been provided within this statement, showing the results for that period as they would have been stated had the Group applied those provisions of IAS 32 and IAS 39 relating to accounting for the Group's loan assets. Further information is given in note 10. For all references to proforma disclosures please refer to this note. A full statement of the effects of the transition to IFRS was issued by the Company on 21 February 2006.

CONSOLIDATED INCOME STATEMENT
For the year ended 30 September 2006

	2006	2005 Proforma	2005 Statutory
	£m	£m	£m
Interest receivable	550.8	486.8	485.8
Interest payable and similar charges	(407.9)	(355.9)	(390.8)
Net interest income	142.9	130.9	95.0
Other operating income	30.6	29.4	37.9
Total operating income	173.5	160.3	132.9
Operating expenses	(45.4)	(45.2)	(45.2)
Provisions for losses	(47.8)	(43.4)	(15.9)
	80.3	71.7	71.8
Fair value net gains	2.5	-	-
Operating profit being profit on ordinary activities before taxation	82.8	71.7	71.8

Tax charge on profit on ordinary activities	(14.0)	(16.0)	(16.0)
Profit on ordinary activities after taxation	68.8	55.7	55.8
Dividend for the year - Rate per share	17.0p	12.6p	12.6p
Basic earnings per share	61.2p	48.8p	48.9p
Diluted earnings per share	58.4p	46.8p	46.9p

For management purposes the Group is organised into two major operating divisions, Buy-to-Let Mortgages and Consumer Finance, which includes secured lending and car and retail finance. These divisions are the basis on which the Group reports primary segmental information.

Other Operations comprises closed loan books arising from owner-occupied mortgages and unsecured personal lending operations where no further new business is being written and existing assets are being run down.

The adjusted operating results of these business segments are detailed fully in note 2 and are summarised below.

	2006	2005 Proforma	2005 Statutory
	£m	£m	£m
Operating result			
Buy-to-Let Mortgages	51.8	30.8	28.8
Consumer Finance	22.0	25.4	20.8
Other Operations	9.0	15.5	22.2
	82.8	71.7	71.8

Net interest income increased by 9.2% to £142.9 million from £130.9 million on a proforma basis, reflecting the growth in the loan book. Margins within each division were at a similar level to 2005, although the sharp rise in expected interest rates in recent months has caused some contraction of margins in the second half compared to the first half. In due course market and official rates will align as rates move towards their cyclical peak, at which time the margin squeeze will diminish or reverse.

Other operating income remained broadly flat on a proforma basis at £30.6 million from £29.4 million (£37.9 million for 2005 on a statutory basis) compared to 2005. A greater proportion of this income has arisen from fees rather than commissions, reflecting a decline in insurance related income during the period.

Operating expenses were £45.4 million, compared with £45.2 million for 2005, the tight control of costs and our low cost:income ratio reflecting our continuing focus on cost effectiveness.

The charge for loss provisions of £47.8 million compares with £43.4 million on a proforma basis for 2005. As a percentage of loans to customers the charge, at 0.57%, is lower than the charge, on a proforma basis, of 0.67% for 2005. The charge includes amounts in respect of income which, although accounting standards require it to be recognised, is not expected to be received by the Group and hence also increases the charge for loan impairment. Under UK GAAP such income was not recognised.

The Group has maintained its focus on growing its secured lending, principally of high quality buy-to-let assets, whilst limiting exposure to unsecured consumer lending. The number of accounts in arrears across the portfolios was lower at 30 September 2006 than a year previously, both numerically and as a percentage of live accounts. The performance of the buy-to-let book remains exemplary and the arrears performance of the consumer finance books continues to

be in line with expectations, following a policy of credit tightening.

Fair value net gains of £2.5 million have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time.

The charge to tax has been reduced by an exceptional credit of £4.3 million as a result of the settlement of a prior year item and by £6.3 million as a result of the utilisation of prior year losses not previously recognised for accounting purposes, resulting in an effective tax rate of 16.9% for the year.

Profits after taxation of £68.8 million have been transferred to shareholders' funds.

REVIEW OF OPERATIONS

BUY-TO-LET MORTGAGES

Buy-to-let mortgage lending by the Group was £3,038.3 million for the year (2005: £1,667.8 million), an increase of 82.2%, evidencing the successful market penetration of our brands which saw our share of the buy-to-let market increase during the year to 10% from 8% a year earlier. With redemption rates stable, this strong lending performance produced a 42.5% increase in buy-to-let assets to £7,212.3 million from £5,059.5 million on the proforma basis (43.3% increase on the statutory basis from £5,031.6 million). Furthermore, strong application flows in the summer months have resulted in a significant increase in the new business pipeline at 30 September 2006 compared to a year previously, ensuring an excellent start to the new financial year.

The buy-to-let market has remained strong throughout the year. Data released by the Council of Mortgage Lenders in August 2006 showed that buy-to-let advances were £17.5 billion for the half year to 30 June 2006, representing 11% of all mortgages and an increase of 20% over the previous half-year.

Record levels of tenant demand and rental growth have been reported by the Royal Institute of Chartered Surveyors underpinning near-term growth prospects. Longer term social, demographic and economic indicators point to further demand for private rented property and, therefore, to long-term growth in buy-to-let mortgage lending.

During the period we have continued the development of our lending brands, Paragon Mortgages and Mortgage Trust, offering products to a wider range of residential property investors across various types of mortgage intermediaries, mortgage networks and mortgage packagers as well as direct to borrowers. We have invested significantly in underwriting and distribution technology, to facilitate more efficient underwriting and enhance the quality of service to brokers and borrowers. The Group remains well placed competitively in this market.

The Group has maintained its strong credit standards for buy-to-let lending. The credit performance of the portfolio remains exemplary, with arrears significantly below industry averages.

CONSUMER FINANCE

The consumer credit market has remained weak during the year and, as a consequence, our focus on cautious lending rather than volumes continues to be appropriate. As before, we have restricted our activities to areas with a low incidence of arrears with an emphasis on secured lending. Aggregate loan advances were £372.4 million during the year, an increase of 6.4% from £349.9

million in the previous year. As at 30 September 2006, the total loans outstanding on the consumer finance books were £709.6 million, compared with £690.3 million on a proforma basis at 30 September 2005 (£694.9 million on a statutory basis).

Personal finance

Weak consumer confidence and the prospect of higher interest rates has limited the appetite of consumers for further borrowing. With lower overall volumes, competition has been high in the prime secured second mortgage market, with some market participants relaxing their credit criteria to increase lending volumes. By contrast, we have tightened credit standards, limiting business flow to avoid a reduction in credit performance of the portfolio. Secured personal finance advances were £218.0 million during the year, 6.5% lower than £233.1 million for the previous year.

Looking forward, there are good prospects for a modest recovery in volumes as our introducer base has increased during the year. The recent strength of the housing market will also provide more scope for home owners to access secured loans.

Under the terms of an agreement entered into towards the end of the financial year, Paragon has agreed to originate sub-prime secured loans on behalf of Morgan Stanley International Bank. The Group will hold no principal position on these loans but will earn fees for their origination. This will enable us to continue to support our brokers with a full range of products, thereby enhancing relationships. The arrangement is expected to start generating additional earnings in the current financial year and we will report further on the progress of this new venture at the half year.

Sales aid finance

The performance of the sales aid business was in line with our expectations, with new business volumes originated by the division increasing by 32.3% to £154.4 million (2005: £116.7 million) despite contracting finance volumes both in the car and larger retail goods markets and the implementation of stricter underwriting parameters which have further strengthened credit performance.

The rise in volumes has been achieved by a broadening of product distribution supported by the establishment of a sales focused call centre, which has benefited both the car and retail finance businesses and has resulted in a significant number of new introducers being signed up during the year. Additionally, the streamlining of both internal and external processes has improved operating efficiency and delivered an improved service to our introducers.

FUNDING

The Group continued to be an active issuer in the capital markets during the year. In November 2005, a £1.0 billion securitisation was completed by Paragon Mortgages (No. 10) PLC; in March 2006 a further £1.0 billion securitisation was completed by Paragon Mortgages (No. 11) PLC; in July 2006 a £1.5 billion securitisation was completed by Paragon Mortgages (No. 12) PLC; and, in October 2006 a further £1.5 billion securitisation was completed by Paragon Mortgages (No. 13) PLC. Over the course of this series of transactions, coupons have reduced reflecting the positive demand for our buy-to-let products amongst capital market investors.

In order to provide finance for the increased level of loan completions, the Group's committed sterling warehouse facility, provided by a consortium of banks, was increased in April 2006 from £1,425.0 million to £2,325.0 million, on finer terms.

PENSION SCHEME

During the period the Group made a special contribution of £14.6 million to the staff pension scheme. The amount was equal to the IAS 19 deficit at 30 September 2005. The scheme had a small IAS 19 surplus at 30 September 2006. The special contribution places the scheme on a more secure financial footing, as well as minimising the Group's ongoing payments to the Pension Protection Fund.

CAPITAL MANAGEMENT

During the year the Company bought 3,454,000 shares in the market at a cost of £23.1 million with the result that by 30 September 2006 a total of 5,244,000 shares had been repurchased since the buyback programme was announced in 2005, at a total cost of £31.4 million. On an annualised basis the share purchases to date will enhance earnings per share by approximately 3%.

Over the period we have continued to reduce the risk profile of the Group's loan assets through a disciplined restructuring of the portfolio from unsecured towards less capital-demanding secured lending. In addition, the more capital-demanding closed books have continued to decline, both from natural run-off and from ongoing disposals, the latter including the sale during the year of the majority of the remaining NHL assets. Further asset sales may be considered as appropriate to supplement the organic run-down strategy. As a result, the Board announced during the year that it would increase the amount set aside to repurchase shares in the market by a further £20.0 million, within the authority granted by shareholders at the 2006 Annual General Meeting. Of this, £8.6 million remains available for investment in the repurchase programme going forward.

BOARD CHANGES

In July we announced that I will be retiring from the Board at the end of the forthcoming Annual General Meeting and that Bob Dench, a non-executive director since 2004, will be taking over as Chairman from that time. The Group is fortunate in having a capable and stable management team and Bob, with his considerable management experience in the financial sector, is eminently suitable for the job. The fourteen years since I became Chairman have been tremendously fulfilling and meeting the many challenges we encountered has paved the way for the success the Group enjoys today.

Gavin Lickley, a non-executive director since 2002, retired from the Board in October 2006. We thank Gavin for his service and commitment during the years of his association with the Group.

We were pleased to announce recently that Terry Eccles will be joining the Board on 1 February 2007 as an independent non-executive director. Terry is currently Vice-Chairman of JPMorgan Cazenove and will bring to the Board considerable experience in the financial sector.

The Nomination Committee is currently considering a further non-executive appointment.

OUTLOOK

The Group has enjoyed another year of strong growth. Income generating assets increased by 31.0% on a proforma basis through the addition of high quality loans, whilst exposure to the more risky assets in the book was further reduced. Secured loans now account for 96.8% of loan assets. A strong cash position has enabled the Group to make a special contribution to the staff pension scheme, thus eliminating the deficit reported last year, and to make considerable progress with the extended share buy-back programme.

The success of the Group in developing its buy-to-let mortgage businesses, Paragon Mortgages and Mortgage Trust, is evident in the increase in Paragon's share of the buy-to-let market and the strong business flows towards the end of

the year, and beyond, have ensured a sound start to the current financial year.

As I prepare to leave the Group in February, after fifteen years of service, I am delighted with progress over this period. More important, however, is my confidence in Paragon's future. The Group is financially and professionally strong with an excellent management team and a dedicated staff with whom it has been a privilege to work closely over this period. Paragon's principal buy-to-let activity is now well understood and most major banking groups are now active participants in this market. We are extremely well placed competitively and see opportunities in this sector for many years to come. Other promising business streams are reviewed, tested and, as my report indicates, implemented where appropriate.

My successor, Bob Dench, has the qualities and relevant experience to continue Paragon's successful development. I wish him and the Paragon team great success in the future.

Jonathan Perry
Chairman
22 November 2006

CONSOLIDATED INCOME STATEMENT
For the year ended 30 September 2006

	Note	2006 £m	2005 £m
Interest receivable		550.8	485.8
Interest payable and similar charges		(407.9)	(390.8)
Net interest income		142.9	95.0
Other operating income		30.6	37.9
Total operating income		173.5	132.9
Operating expenses		(45.4)	(45.2)
Provisions for losses		(47.8)	(15.9)
		80.3	71.8
Fair value net gains		2.5	-
Operating profit being profit on ordinary activities before taxation		82.8	71.8
Tax charge on profit on ordinary activities		(14.0)	(16.0)
Profit on ordinary activities after taxation		68.8	55.8
Dividend - Rate per share	4	17.0p	12.6p
Basic earnings per share	3	61.2p	48.9p
Diluted earnings per share	3	58.4p	46.9p

The results for the periods shown above relate entirely to continuing operations.

CONSOLIDATED BALANCE SHEET
30 September 2006

	Note	2006 £m	2005 £m
ASSETS EMPLOYED			
Non-current assets			

Intangible assets		0.6	0.3
Property, plant and equipment		20.2	19.7
Financial assets	5	8,432.9	6,528.7
Retirement benefit obligations		0.3	-
Tax assets		33.6	5.7
		8,487.6	6,554.4
Current assets			
Other receivables		6.3	6.6
Cash and cash equivalents		622.7	530.4
		629.0	537.0
Total assets		9,116.6	7,091.4
FINANCED BY			
Equity shareholders' funds			
Called-up share capital		12.1	12.1
Reserves		314.6	323.5
Share capital and reserves		326.7	335.6
Own shares		(47.7)	(22.8)
Total equity		279.0	312.8
Current liabilities			
Financial liabilities	6	128.0	0.9
Current tax liabilities		1.4	12.9
Provisions		0.7	-
Other liabilities		78.2	59.9
		208.3	73.7
Non-current liabilities			
Financial liabilities	6	8,619.7	6,684.8
Retirement benefit obligations		-	14.6
Deferred tax liabilities		-	0.7
Provisions		3.7	2.1
Other liabilities		5.9	2.7
		8,629.3	6,704.9
Total liabilities		8,837.6	6,778.6
		9,116.6	7,091.4

The preliminary financial information was approved by the Board of Directors on 22 November 2006.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2006

	Note	2006 £m	2005 £m
Net cash flow (used in) operating activities	7	(1,824.0)	(500.7)
Net cash (used in) investing activities	8	(1.4)	(0.3)
Net cash from financing activities	9	1,917.8	530.3

Net increase in cash and cash equivalents	92.4	29.3
Opening cash and cash equivalents	529.9	500.6
Closing cash and cash equivalents	622.3	529.9
Represented by balances within		
Cash and cash equivalents	622.7	530.4
Financial liabilities	(0.4)	(0.5)
	622.3	529.9

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENDITURE
For the year ended 30 September 2006

	2006 £m	2005 £m
Profit for the year	68.8	55.8
Actuarial (loss) on pension scheme	(0.6)	-
Cash flow hedge gains taken to equity	1.5	-
Tax on items taken directly to equity	(0.2)	-
Total recognised income and expenditure for the year	69.5	55.8
Adoption of IAS 32 and IAS 39	(72.5)	-
	(3.0)	55.8

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY
For the year ended 30 September 2006

	Note	2006 £m	2005 £m
Total recognised income and expenditure for the year		69.5	55.8
Dividends paid	4	(16.0)	(12.4)
Net movement in own shares		(24.9)	(10.5)
Surplus on transactions in own shares		0.6	2.3
Charge for share based remuneration		0.6	2.6
Tax on share based remuneration		8.9	-
Total movements in equity in the year		38.7	37.8
Equity at 30 September 2005		312.8	275.0
Adoption of IAS 32 and IAS 39		(72.5)	-
Equity at 1 October 2005		240.3	275.0
Closing equity		279.0	312.8

NOTES TO THE PRELIMINARY FINANCIAL INFORMATION
For the year ended 30 September 2006

1. GENERAL INFORMATION

The annual financial statements of the Group for the year ended 30 September 2006 have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union. Accordingly, the preliminary financial information has been prepared in accordance with the recognition and measurement criteria of IFRS. The particular accounting policies adopted are those described in the Group's interim report published

on 23 May 2006.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2005 or 30 September 2006, but is derived from those statutory accounts, which have been reported on by the Company's auditors. Statutory accounts for the year ended 30 September 2005, which were prepared under UK GAAP, have been delivered to the Registrar of Companies and those for the year ended 30 September 2006 will be delivered to the Registrar following the Company's Annual General Meeting. The reports of the auditors in both cases were unqualified and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the Annual Report and Accounts for the year ended 30 September 2006 will be posted to shareholders in due course. Copies of this announcement can be obtained from the Group Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

NOTES TO THE PRELIMINARY FINANCIAL INFORMATION
For the year ended 30 September 2006

2. SEGMENTAL RESULTS

For management purposes the Group is organised into two major operating divisions, Buy-to-Let Mortgages and Consumer Lending, which includes secured lending and car and retail finance. These divisions are the basis on which the Group reports primary segmental information. All of the Group's operations are conducted in the United Kingdom.

Other Operations comprises closed loan books arising from owner-occupied mortgages and unsecured personal lending operations where no further new business is being written and existing assets are being run down.

Financial information about these business segments is shown below.

Year ended 30 September 2006

	Buy-to-Let Mortgages	Consumer Lending	Other Operations	Total
	£m	£m	£m	£m
Interest receivable	385.8	61.5	103.5	550.8
Interest payable	(326.5)	(42.8)	(38.6)	(407.9)
	--------	--------	--------	--------

Net interest income	59.3	18.7	64.9	142.9
Other operating income	8.4	16.1	6.1	30.6
Total operating income	67.7	34.8	71.0	173.5
Operating expenses	(16.8)	(8.0)	(20.6)	(45.4)
Provisions for losses	(1.5)	(4.9)	(41.4)	(47.8)
	49.4	21.9	9.0	80.3
Fair value net gains	2.4	0.1	-	2.5
Operating profit	51.8	22.0	9.0	82.8

Year ended 30 September 2005

	Buy-to-Let Mortgages £m	Consumer Lending £m	Other Operations £m	Total £m
Interest receivable	298.2	84.7	102.9	485.8
Interest payable	(263.7)	(68.6)	(58.5)	(390.8)
Net interest income	34.5	16.1	44.4	95.0
Other operating income	13.7	17.2	7.0	37.9
Total operating income	48.2	33.3	51.4	132.9
Operating expenses	(18.2)	(7.9)	(19.1)	(45.2)
Provisions for losses	(1.2)	(4.6)	(10.1)	(15.9)
	28.8	20.8	22.2	71.8
Fair value net gains	-	-	-	-
Operating profit	28.8	20.8	22.2	71.8

NOTES TO THE PRELIMINARY FINANCIAL INFORMATION
For the year ended 30 September 2006

3. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	2006	2005
Profit for the period (£m)	68.8	55.8
Basic weighted average number of ordinary shares ranking for dividend during the year (million)	112.4	114.1
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year (million)	5.3	4.9
Diluted weighted average number of ordinary shares ranking for dividend during the year (million)	117.7	119.0
Earnings per ordinary share - basic	61.2p	48.9p
- diluted	58.4p	46.9p

4. DIVIDENDS

Amounts recognised as distributions to equity shareholders in the period:

	2006 Per share	2005 Per share	2006 £m	2005 £m
Equity dividends on ordinary shares				
Final dividend for the year ended 30 September 2005	7.4p	5.7p	8.4	6.5
Interim dividend for the year ended 30 September 2006	6.9p	5.2p	7.6	5.9
	14.3p	10.9p	16.0	12.4

Amounts paid and proposed in respect of the year:

	2006 Per share	2005 Per share	2006 £m	2005 £m
Interim dividend for the year ended 30 September 2006	6.9p	5.2p	7.6	5.9
Proposed final dividend for the year ended 30 September 2006	10.1p	7.4p	12.3	8.4
	17.0p	12.6p	19.9	14.3

The proposed final dividend is subject to approval by the Shareholders at the Annual General Meeting.

Subject to that approval the final dividend will be payable on 12 February 2007 with a record date of 12 January 2007. This dividend will be recognised in the accounts when it is paid.

NOTES TO THE PRELIMINARY FINANCIAL INFORMATION
For the year ended 30 September 2006

5. FINANCIAL ASSETS

	2006 £m	2005 £m
Loans to customers	8,426.6	6,528.7
Fair value adjustments from portfolio hedging	(14.0)	-
Derivative financial assets	20.3	-
	8,432.9	6,528.7

6. FINANCIAL LIABILITIES

	2006 £m	2005 £m
Current liabilities		
Finance lease liability	0.4	0.4
Bank loans and overdrafts	127.6	0.5
	128.0	0.9
Non-current liabilities		
Asset backed loan notes	7,057.7	5,530.0
Corporate bond	117.9	118.2
Finance lease liability	13.9	14.3
Bank loans and overdrafts	1,267.9	1,022.3
Derivative financial liabilities	162.3	-
	8,619.7	6,684.8

NOTES TO THE PRELIMINARY FINANCIAL INFORMATION
For the year ended 30 September 2006

7. NET CASHFLOW FROM OPERATING ACTIVITIES

	2006 £m	2005 £m
Profit before tax	82.8	71.8
Non-cash items included in profit and other adjustments:		
Depreciation of property, plant and equipment	3.5	3.8
Amortisation of intangible assets	0.2	0.2
Non-cash movements on borrowings	(114.0)	7.4
Impairment losses on loans to customers	47.8	15.9
Charge for share based remuneration	0.6	2.6
Profit on sale of subsidiary	-	(0.9)
Net (increase) / decrease in operating assets:		
Loans to customers	(1,951.2)	(594.4)
Derivative financial instruments	3.6	-
Fair value of portfolio hedges	14.0	-
Other receivables	(2.3)	1.0
Net increase in operating liabilities:		
Derivative financial instruments	100.9	-
Sundry liabilities	5.5	4.1
Cash utilised by operations	(1,808.6)	(488.5)
Income taxes paid	(15.4)	(12.2)
Net cash flow (used in) operating activities	(1,824.0)	(500.7)

8. NET CASHFLOW FROM INVESTING ACTIVITIES

	2006 £m	2005 £m
Proceeds on disposal of property, plant and equipment	1.2	1.6
Purchases of property, plant and equipment	(5.2)	(3.7)
Purchases of intangible assets	(0.5)	(0.2)
Acquisition of subsidiary undertakings net of cash acquired	3.1	-
Sale of subsidiary undertaking	-	2.0
Net cash (used in) investing activities	(1.4)	(0.3)

NOTES TO THE PRELIMINARY FINANCIAL INFORMATION
For the year ended 30 September 2006

9. NET CASHFLOW FROM FINANCING ACTIVITIES

	2006 £m	2005 £m
Dividends paid	(16.0)	(12.4)
Issue of corporate bond	-	118.0
Issue of asset backed floating rate notes	3,493.6	2,444.7
Repayment of asset backed floating rate notes	(1,906.6)	(2,102.1)
Capital element of finance lease payments	(0.4)	(0.3)
Movement on bank facilities	371.5	90.6
Purchase of shares	(27.4)	(12.4)

Exercise of options under ESOP scheme	1.9	1.5
Exercise of other share options	1.2	2.7
Net cash generated by financing activities	1,917.8	530.3

NOTES TO THE PRELIMINARY FINANCIAL INFORMATION
For the year ended 30 September 2006

10. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As described in Note 1, these results are presented in accordance with International Financial Reporting Standards as endorsed by the European Union ('IFRS'). On 21 February 2006 the Group announced details of the adjustments to its accounting policies required in order to convert the previously published results to an IFRS basis. All IFRS information relating to the year ended 30 September 2005 disclosed in this statement is derived from that announcement. This document also included reconciliations of the balance sheets and profit and loss accounts previously published to those shown as comparative amounts in this preliminary financial information. The Group has taken advantage of the transitional provisions of IFRS 1 and these comparative figures do not show the effect of the adoption of IAS 32 and IAS 39.

To enable a more meaningful presentation of results, in addition to the statutory comparative information, the results for the year ended 30 September 2005 have been compiled on a proforma basis. This shows the Group's customer loan balances, borrowings and interest income as they would have been shown had IAS 32 and IAS 39 applied to these balances. The remaining adjustments required by these standards relate to fair values and hedging and cannot be applied as the required documentation for these arrangements was not in place at 1 October 2004. A reconciliation between the statutory comparatives and the proforma information was given in the announcement of 21 February 2006. The differences in the segment results and segmental 'loans to customers' figures between the statutory and proforma bases are also detailed in the announcement. Financial highlights for 2005 on the proforma and statutory bases are shown below:

	2005 Proforma £m	2005 Statutory £m
Profit before taxation	71.7	71.8
Profit after taxation	55.7	55.8
Total loan assets	6,431.1	6,528.7
Shareholders' funds	244.4	312.8

	2005 Proforma	2005 Statutory
Earnings per share - basic	48.8p	48.9p
- diluted	46.8p	46.9p
Dividend per ordinary share	12.6p	12.6p

The cash flow statements have also been restated to comply with the requirements of IAS 7 - 'Cash Flow Statements'. These changes represent the re-classification of balances only.

Copies of the announcement made on 21 February 2006 are available from the Group's website at www.paragon-group.co.uk or from the Group Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court,

Herbert Road, Solihull, West Midlands, B91 3QE.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED
2006 DEC 12 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:03 27-Nov-06
Number	7629M

RNS Number:7629M
Paragon Group Of Companies PLC
27 November 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 8,971,181 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 7.72% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:59 27-Nov-06
Number	7331M

RNS Number:7331M
Paragon Group Of Companies PLC
27 November 2006

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/05/06 To 24/11/06

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme:

818,661

5. Number of shares issued / allotted under scheme during period:

386,963

6. Balance under scheme not yet issued / allotted at end of period

431,698

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000
637,722 Ordinary Shares of 10p each on 27/06/2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,473,587 Gross
116,229,587 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:31 27-Nov-06
Number	7724M

RNS Number:7724M
Paragon Group Of Companies PLC
27 November 2006

HOLDING IN COMPANY

We have today received notification that Standard Life Investments now holds 3,579,179 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 3.08% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 08/11/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 3032

Share holdings:

Share Holder	**Type**	**Shares Held**
Nigel Robert Saunders	Single	3032

Address:
4 Rickard Close
Knowle
SOLIHULL
West Midlands
United Kingdom
B93 9RD

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 30/11/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 2526

Share holdings:

Share Holder	Type	Shares Held
HSDL Nominees Limited	Single	2526

Address:

-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG
